
May 29, 2026

Mike Schmidt
Chief Executive Officer
Nixxy, Inc.
1178 Broadway, 3rd Floor
New York, NY 10001

> **Re: Nixxy, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 28, 2026**
> **File No. 333-296322**

Dear Mike Schmidt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Max Lindenfeld, Esq.